Exhibit 99.2

Annual Meeting of Shareholders

of

PRECISION DRILLING CORPORATION

May 14, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the Annual Meeting (the "Annual Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each item of business (as more fully described in the Corporation’s Management Information Circular, dated April 1, 2026) which was voted upon at the Annual Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	William T. Donovan	7,503,057	97.53%	189,813	2.47%
	Steven W. Krablin	6,963,752	90.52%	729,118	9.48%
	Lori A. Lancaster	7,388,916	96.05%	303,954	3.95%
	Susan M. MacKenzie	7,392,047	96.09%	300,823	3.91%
	Kevin O. Meyers	7,536,595	97.97%	156,275	2.03%
	David W. Williams	7,675,106	99.77%	17,764	0.23%
	Alice L. Wong	7,426,681	96.54%	266,189	3.46%
	Carey T. Ford	7,612,688	98.96%	80,182	1.04%

2.	Ordinary resolution to approve the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	8,247,837	99.17%	69,151	0.83%
3.	Advisory resolution on the Corporation's approach to executive compensation (‘Say on Pay’).	7,333,880	95.33%	358,990	4.67%